UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 18, 2026
(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel
Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

EXPLANATORY NOTE

In connection with the issuance by Novartis Capital Corporation of $500,000,000 aggregate principal amount of Floating Rate Notes due 2029 (the “Floating Rate Notes”), $1,250,000,000 aggregate principal amount of 4.100% Notes due 2029 (the “2029 Notes”), $1,750,000,000 aggregate principal amount of 4.400% Notes due 2031 (the “2031 Notes”), $2,000,000,000 aggregate principal amount of 4.600% Notes due 2033 (the “2033 Notes”), $2,250,000,000 aggregate principal amount of 4.900% Notes due 2036 (the “2036 Notes”), $1,000,000,000 aggregate principal amount of 5.600% Notes due 2046 (the “2046 Notes”) and $2,250,000,000 aggregate principal amount of 5.700% due 2056 (the “2056 Notes”), Novartis AG is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File Nos. 333-282133 and 333-282133-01).

Exhibits:

1.1	Terms Agreement, dated March 16, 2026, among Novartis AG, Novartis Capital Corporation and BNP Paribas Securities Corp., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and Mizuho Securities USA LLC, as representatives of the several underwriters named therein
4.1	Form of Guaranteed Debt Security for the Floating Rate Notes
4.2	Form of Guaranteed Debt Security for the 2029 Notes
4.3	Form of Guaranteed Debt Security for the 2031 Notes
4.4	Form of Guaranteed Debt Security for the 2033 Notes
4.5	Form of Guaranteed Debt Security for the 2036 Notes
4.6	Form of Guaranteed Debt Security for the 2046 Notes
4.7	Form of Guaranteed Debt Security for the 2056 Notes
4.8	Officer’s Certificate of Novartis Capital Corporation
5.1	Opinion of Davis Polk & Wardwell LLP, special U.S. counsel to Novartis AG and Novartis Capital Corporation
5.2	Opinion of Advestra AG, special Swiss counsel to Novartis AG
23.1	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
23.2	Consent of Advestra AG (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2026	Novartis AG

	By:	/s/ Daniel Weiss
		Name:	Daniel Weiss
		Title:	Authorized Signatory